Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Jaguar Mining Reports FY 2008 and Q4 Earnings

     <<
     Gross Profit of $27.4 Million Up 91% Over 2007

     JAG - TSX/NYSE Arca
     >>

     CONCORD, NH, March 23 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the
"Company") (JAG: TSX/NYSE Arca, JAG.NT: TSX) reports its financial and operational results for the period ended December 31, 2008. All figures are in
U.S. dollars unless otherwise indicated. Fiscal year ("FY") information is based on the year ending December 31, 2008.

     <<
     FY 2008 Highlights

     -   FY 2008 net loss of $4.3 million or $0.07 per basic and fully diluted share compared to a net loss of $27.7 million or $0.52 per basic and fully diluted share in FY 2007.

     -   FY 2008 net income was impacted by net realized and unrealized charges for foreign exchange derivatives of $2.6 million, stock-
         based compensation charges of an additional $1.3 million and a pause in the development of the Caete Project because of the retraction of anticipated credit due to global credit market conditions.

     -   FY 2008 revenue totaled $93.7 million, up 96% over prior year.

     -   FY 2008 gold sales totaled 108,944 ounces at an average price of $860 compared to FY 2007 gold sales of 67,350 ounces at an average price of $710.

     -   FY 2008 gold production of 115,348 ounces of gold at an average cash operating cost of $429 per ounce compared to gold production of
         70,113 ounces at an average cash operating cost of $346 per ounce compared to FY 2007.

     -   Cash operating costs in 2008 increased primarily due to the initial costs associated with the commissioning of the Paciencia operation and less favorable exchange rates, with the Brazilian real ("R$")
         reaching a record high against the U.S. dollar of R$1.56 per US$1.00 during the commissioning phase. The average exchange rate for the year ended December 31, 2008 was R$1.84 per US$1.00 compared to
         R$1.95 per US$1.00 for the year ended December 31, 2007.

     -   FY 2008 gross profit totaled $27.4 million compared to $14.3 million in FY 2007, an increase of 91%.

     -   Adjusted cash flows from operating activities totaled $11.6 million in FY 2008 compared to $4.1 million in FY 2007.

     -   Invested $97.1 million in growth projects in FY 2008, a 36%
         increase from FY 2007.

     -   Bettered the Company's safety benchmark by 37%.

     -   Retained and continued training programs for key personnel.

     -   Increased proven and probable reserves 97% to 2.0 million ounces.

     -   Exploration: drilled 68,270 meters, an increase of 76% from 2007.

     -   Underground development: 12.7 kilometers added during 2008, over
         30 kilometers in-place to achieve 2009 production targets.

     Commenting on the 2008 results, Daniel R. Titcomb, Jaguar's President and
CEO stated, "Our fourth quarter operating performance marked the 2008 achievements and was a real turning point. The Paciencia processing circuit reached commercial design rates and sequencing issues in the mining technique at Turmalina were resolved and the project met plan in Q4. Exploration programs, conversion of resources to reserves and underground development were also on plan to prepare the mines to achieve our 2009 production objectives.
Operations in early 2009 are on plan with costs favorably supported by improved exchange rates. With the recent financing now complete, we have re-taken the Caete Project and detailed engineering and civil works are underway. The expansion at Turmalina remains on-track for completion during Q3
2009 and our production and cost guidance targets appear sound."

     Q4 2008 Highlights

     -   Q4 2008 net loss of $3.4 million or $0.05 per basic and fully diluted share compared to a net loss of $14.8 million or $0.28 per basic and fully diluted share in Q4 2007.

     -   Net income for Q4 2008 was impacted by realized and unrealized charges for foreign exchange derivatives and foreign exchange losses totaling $3.0 million, higher administration charges and stock-based compensation charges of $0.6 million.

     -   Q4 2008 revenue totaled $27.9 million, an increase of 87% from the same period last year.

     -   Q4 2008 gold sales totaled 35,138 ounces at an average price of $793 compared to Q4 2007 figures of 18,742 ounces at an average price of
         $796.

     -   Q4 2008 gold production of 37,916 ounces of gold at an average cash operating cost of $396 per ounce compared to gold production of
         20,463 ounces at an average cash operating cost of $405 per ounce compared to Q4 2007.

     -   Gross profit for Q4 2008 totaled $7.1 million compared to
         $4.0 million for the same period in 2007, an increase of 77% from Q4
         2007.

     -   Adjusted cash flows from operating activities totaled ($3.4) million compared to $4.0 million in Q4 2007.

     -   Jaguar invested $13.9 million in growth projects in Q4 2008, down from the $23.1 million invested in Q4 2007. The curtailment of the
         Caete Project and brownfield exploration during Q4 2008 was largely the reason for the lower capital spending from the prior year.

     -   The Company deemed the processing operations at Paciencia reached commercial design rates in Q4 2008 and mining operations at the St.
         Isabel mine reached design rates in Q1 2009.

     -   All permits, energy contracts and key equipment needed for development of the projects underway have been granted, including those required for construction and further mine development at the
         Caete Project.

     Summary of Key Operating Results

     A summary of key operating results follows:

                              ------------------------------------------------
                                  Three Months Ended          Year Ended
                                      December 31             December 31
                              ------------------------------------------------
                                   2008        2007        2008        2007
                              ------------------------------------------------
     (unaudited)
     ($ in 000s, except
      per share amounts and
      shares outstanding)
     Gold sales                    27,874      14,915      93,657      47,834
     Ounces sold                   35,138      18,742     108,944      67,350
     Average sales price
      $/ounce                         793         796         860         710
     Gross profit                   7,103       4,007      27,354      14,289
     Net income (loss)             (3,443)    (14,825)     (4,256)    (27,660)
     Basic and diluted
      earnings (loss)
      per share                     (0.05)      (0.28)      (0.07)      (0.52)
     Weighted avg. No. of
      shares outstanding
      - basic                  63,982,281  55,494,155  62,908,676  53,613,175
     Weighted avg. No. of
      shares outstanding
      - diluted                63,982,281  55,494,155  62,908,676  53,613,175
     >>

     Additional details are available in the Company's filings on SEDAR and
EDGAR, including Management's Discussion and Analysis of Financial Condition
and Results of Operations and Interim Consolidated Financial Statements for
the period ended December 31, 2008.

     Non-GAAP Performance Measures

     The Company has included the non-GAAP performance measures discussed below in this press release. These non-GAAP performance measures do not have any standardized meaning prescribed by Canadian GAAP ("GAAP") and, therefore, may not be comparable to similar measures presented by other companies. The
Company believes that, in addition to conventional measures prepared in accordance with GAAP, these non-GAAP measures provide certain investors with additional information that will better enable them to evaluate the Company's performance. Accordingly, these Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.
     The Company has included cash operating cost per ounce processed because it believes these figures are a useful indicator of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported
GAAP measures are set out in the following tables.

     <<
     Cash Operating Cost per ounces Processed

                                                    --------------------------
                                                    Three Months    12 Months
                                                           Ended        Ended
     Summary of Cash Operating Cost                  December 31, December 31,
      per oz of gold produced                               2008         2008
                                                    --------------------------
     Production costs per statement of operations    $15,286,000  $50,355,000
     Change in inventory(1)                             (258,000)    (871,000)
     Operational cost of gold produced(2)             15,028,000   49,484,000
       divided by
     Gold produced (oz)                                   37,916      115,348
       equals
     Cost per oz of gold produced                    $       396  $       429

                                                    --------------------------
                                                    Three Months    12 Months
                                                           Ended        Ended
     Sabara Cash Operating Cost                      December 31, December 31,
      per oz produced                                       2008         2008
                                                    --------------------------
     Production costs                                $ 2,702,000  $12,143,000
     Change in inventory(1)                              186,000       (4,000)
     Operational cost of gold produced(2)              2,888,000   12,139,000
       divided by
     Gold produced (oz)                                    4,506       18,199
       equals
     Cost per oz of gold produced                    $       641  $       667

                                                    --------------------------
                                                    Three Months    12 Months
                                                           Ended        Ended
     Turmalina Plant Cash Operating Cost             December 31, December 31,
      per oz produced                                       2008         2008
                                                    --------------------------
     Production costs                                $ 6,636,000  $28,608,000
     Change in inventory(1)                              (40,000)  (2,056,000)
     Operational cost of gold produced(2)              6,596,000   26,552,000
       divided by
     Gold produced (oz)                                   19,987       72,785
       equals
     Cost per oz of gold produced                    $       330  $       364

                                                    --------------------------
                                                    Three Months    12 Months
                                                           Ended        Ended
     Paciencia Plant Cash Operating Cost             December 31, December 31,
      per oz produced                                       2008         2008
                                                    --------------------------
     Production costs                                $ 5,948,000  $ 9,604,000
     Change in inventory(1)                             (404,000)   1,189,000
     Operational cost of gold produced(2)              5,544,000   10,793,000
       divided by
     Gold produced (oz)                                   13,423       24,364
       equals
     Cost per oz of gold produced                    $       413  $       443

     (1) Under the Company's revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

     (2) The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

     The following tables are included in Jaguar's audited financial statements as filed on SEDAR and readers should refer to those filings for the associated footnotes which are an integral part of the tables.

     JAGUAR MINING INC.

     Consolidated Balance Sheet
     (Expressed in thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                                    December 31,  December 31,
                                                           2008          2007
     -------------------------------------------------------------------------

     Assets
     Current assets:
       Cash and cash equivalents                    $    20,560   $    45,711
       Cash in trust                                          -           837
       Inventory                                         19,946        10,724
       Prepaid expenses and sundry assets                 5,351        11,897
       Unrealized foreign exchange gains                      -         1,680
       Forward purchases derivative asset                     -           924
     -------------------------------------------------------------------------
                                                         45,857        71,773

       Prepaid expenses and sundry assets                26,164        13,913
       Net smelter royalty                                1,006         1,225
       Restricted cash                                    3,106         3,102
       Property, plant and equipment                    148,422        82,945
       Mineral exploration projects                      79,279        61,273
     -------------------------------------------------------------------------
                                                    $   303,834   $   234,231
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities and Shareholders' Equity
     Current liabilities:
       Accounts payable and accrued liabilities     $    13,416   $    12,993
       Notes payable                                      4,319        11,699
       Income taxes payable                               8,626         3,519
       Asset retirement obligations                       1,337           269
       Forward sales derivative liability                     -         9,844
       Unrealized foreign exchange losses                 2,421             -
     -------------------------------------------------------------------------
                                                         30,119        38,324

       Forward sales derivative liability                     -         5,580
       Deferred compensation liability                      434             -
       Notes payable                                     69,729        83,920
       Future income taxes                                    -         2,182
       Asset retirement obligations                       6,828         2,706
     -------------------------------------------------------------------------
       Total liabilities                                107,110       132,712

     Shareholders' equity
       Common shares                                    245,067       141,316
       Warrants                                               -           245
       Stock options                                     19,059        19,218
       Contributed surplus                                1,167         1,153
       Deficit                                          (68,569)      (60,413)
     -------------------------------------------------------------------------
                                                        196,724       101,519
       Commitments
       Subsequent events
     -------------------------------------------------------------------------
                                                    $   303,834   $   234,231
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     JAGUAR MINING INC.

     Consolidated Statements of Operations and Comprehensive Loss
     (Expressed in thousands of U.S. dollars, except per share amounts)

     -------------------------------------------------------------------------
                                       Year Ended    Year Ended    Year Ended
                                      December 31,  December 31,  December 31,
                                             2008          2007          2006
     -------------------------------------------------------------------------

     Gold sales                       $    93,657   $    47,834   $    21,179
     Production costs                     (50,355)      (25,172)      (13,195)
     Other cost of goods sold              (3,255)       (3,141)         (447)
     Stock-based compensation                 (24)            -             -
     Depletion and amortization           (12,669)       (5,232)       (2,376)
     -------------------------------------------------------------------------
     Gross profit                          27,354        14,289         5,161
     -------------------------------------------------------------------------

     Operating expenses:
       Exploration                          3,536         2,365           183
       Stock-based compensation             1,238        10,750         5,990
       Administration                      12,571         9,617         6,334
       Management fees                        854           747           739
       Amortization                           264             -             -
       Accretion expense                      490           138            27
       Other                                  379         2,782         1,527
     -------------------------------------------------------------------------
       Total operating expenses            19,332        26,399        14,800
     -------------------------------------------------------------------------

     Income (loss) before the following     8,022       (12,110)       (9,639)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Loss on forward derivatives              318         9,908         6,823
     Loss (gain) on forward foreign
      exchange derivatives                  2,623        (3,690)       (1,555)
     Foreign exchange gain                 (2,477)       (2,280)       (1,871)
     Amortization of deferred
      financing expense                         -             -           698
     Interest expense                      11,584        11,170           270
     Interest income                       (3,850)       (4,601)       (1,582)
     Gain on disposition of property         (452)         (381)            -
     Other non-operating expenses               -           230             -
     -------------------------------------------------------------------------
     Total other expenses                   7,746        10,356         2,783

     Income (loss) before income taxes        276       (22,466)      (12,422)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Income taxes
       Current income taxes                 6,172         3,519           591
       Future income taxes (recovered)     (1,640)        1,675          (267)
     -------------------------------------------------------------------------
     Total income taxes                     4,532         5,194           324
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Net loss and comprehensive
      loss for the year                    (4,256)      (27,660)      (12,746)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Basic and diluted net loss
      per share                       $     (0.07)  $     (0.52)  $     (0.30)

     Weighted average number of
      common shares outstanding        62,908,676    53,613,175    43,114,563

     JAGUAR MINING INC.

     Consolidated Statements of Cash Flows
     (Expressed in thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                       Year Ended    Year Ended    Year Ended
                                      December 31,  December 31,  December 31,
                                             2008          2007          2006
     -------------------------------------------------------------------------

     Cash provided by (used in):
       Operating activities:
         Net loss and comprehensive
          loss for the year           $    (4,256)  $   (27,660)  $   (12,746)
         Items not involving cash:
           Unrealized foreign exchange
            (gain) loss                    (3,471)        7,907           (97)
           Stock-based compensation         1,262        10,750         5,990
           Amortization of deferred
            financing costs                     -             -           698
           Non-cash interest expense        1,982         2,953             -
           Accretion expense                  490           138            27
           Future income taxes
            (recovered)                    (1,640)        1,675          (267)
           Depletion and amortization      12,933         5,232         2,376
           Amortization of net
            smelter royalty                   219           310             -
           Interest on loans receivable         -             -          (102)
           Unrealized loss on forward
            sales derivatives                   -         4,284         6,823
           Unrealized loss (gain) on
            foreign exchange contracts      4,102          (972)         (709)
           Gain on disposition of
            property                            -          (381)            -
         Reclamation expenditure                -          (157)         (105)
       Change in non-cash operating
        working capital
           Accounts receivable                  -         1,742        (1,161)
           Inventory                       (4,361)       (2,624)       (2,193)
           Prepaid expenses and
            sundry assets                 (14,200)      (11,659)       (8,041)
           Accounts payable and
            accrued liabilities               423         6,991         1,269
           Current taxes payable            5,107         2,928           591
     -------------------------------------------------------------------------
                                           (1,410)        1,457        (7,647)
       Financing activities:
         Issuance of common shares,
          special warrants and
          warrants, net                   105,803        30,138        56,102
         Shares purchased for
          cancellation                     (6,381)       (2,089)           (4)
         Settlement of forward
          derivatives                     (14,500)            -             -
         Increase in restricted cash           (4)        2,925        (6,027)
         Repayment of debt                (18,654)       (6,086)       (2,078)
         Increase in debt                   3,848        64,604        14,965
     -------------------------------------------------------------------------
                                           70,112        89,492        62,958
       Investing activities
         Mineral exploration projects     (37,087)      (27,233)      (24,663)
         Purchase of property, plant
          and equipment                   (52,210)      (35,859)      (25,422)
     -------------------------------------------------------------------------
                                          (89,297)      (63,092)      (50,085)

     Effect of foreign exchange on
      non-U.S. dollar denominated
      cash and cash equivalents            (4,556)        3,095             -
     Increase (decrease) in cash
      and cash equivalents                (25,151)       30,951         5,226
     Cash and cash equivalents,
      beginning of year                    45,711        14,759         9,533
     -------------------------------------------------------------------------
     Cash and cash equivalents,
      end of year                     $    20,560   $    45,711   $    14,759
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Conference Call Details

     The Company will hold a conference call tomorrow, March 24 at 10:00 a.m.
EDT, to discuss the results.

                     From North America:  800-218-5691
                     International:       213-416-2975
                     Replay:
                     From North America:  800-675-9924
                     International:       213-416-2185
                     Replay ID:           32409
                     Webcast: www.jaguarmining.com
     >>

     About Jaguar Mining

     Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
65,500 acre land base in Minas Gerais and on an additional 186,600 acres in the state of Ceara in the Northeast of Brazil through a joint venture. The
Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the
Company's website at www.jaguarmining.com. www.jaguarmining.com.

     The Company uses the financial measure "adjusted cash flows from operating activities" to supplement its consolidated financial statements. The presentation of adjusted cash flows from operating activities is not meant to be a substitute for cash flows from operating activities presented in the statement of cash flows in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted cash flows from operating activities is calculated as operating cash flow excluding the change in non-cash operating working capital. The term adjusted cash flows from operating activities does not have a standardized meaning prescribed by
Canadian GAAP, and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies. The Company's management believes that the presentation of adjusted cash flows from operating activities provides useful information to investors because it excludes certain non-cash changes and is a better indication of the Company's cash flow from operations. The non-cash charges excluded from the computation of adjusted cash flows from operating activities, which are included in the
Statements of Cash Flows prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the
Company's past financial performance or the future prospects and may hinder a comparison of its period to period cash flows.

     Forward Looking Statements

     Certain statements in this press release constitute "Forward-Looking
Statements" within the meaning of the U.S. Private Securities Litigation
Reform Act of 1995 and Canadian securities legislation. This press release contains Forward-Looking Statements, including statements concerning expected date of completion of the Turmalina expansion and use of proceeds from the
Company's March 2009 equity financing. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual timing of commissioning, completion dates or use of proceeds to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. These forward-looking statements represent the Company's views as of the date hereof. Subsequent events and developments could cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and
"RISK FACTORS" in the Company's Annual Information Form for the year ended
December 31, 2008 filed on System for Electronic Document Analysis and
Retrieval and available at http://www.sedar.com and the Company's Annual
Report on Form 40-F for the year ended December 31, 2008 filed with the United
States Securities and Exchange Commission and available at www.edgar.com.
     This press release presents estimates of "total cash cost per ounce" that are not recognized measures under generally accepted accounting principles
("GAAP"). This data may not be comparable to data presented by other gold producers. A reconciliation of the Company's total cash cost per ounce to the most comparable financial measures calculated and presented in accordance with
GAAP for the Company's historical results of operations is set forth in the management discussion and analysis filed with the United States Securities and
Exchange Commission as well as the Company's most recent annual financial statements filed with the Canadian Securities Administrators.

     %CIK: 0001333849

     /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
     (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 19:24e 23-MAR-09